ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 4, 2017	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Megan Miller

Re:	Blackstone Alternative Alpha Fund (File No. 811-22634), Blackstone Alternative Alpha Fund II (File No. 811-22792), and Blackstone Alternative Alpha Master Fund (File No. 811-22635) (collectively the “Registrants”)

Ladies and Gentlemen:

On December 6, 2016, Ms. Megan Miller (the “Staff Reviewer”) of the staff of the Securities and Exchange Commission provided oral comments to Sarah Clinton and Teo Larsson-Sax of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of (i) the annual reports to shareholders of Blackstone Alternative Alpha Fund (“BAAF”), Blackstone Alternative Alpha Fund II (“BAAF II”), and Blackstone Alternative Alpha Master Fund for the fiscal year ended March 31, 2016, each filed under the Investment Company Act of 1940, as amended, on Form N-CSR (collectively the “Annual Reports”); and (ii) solely in connection with the review of the Annual Reports, the definitive prospectuses for BAAF and BAAF II, each filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended, on July 29, 2016 (collectively the “Prospectuses”). The Registrant addressed the comments regarding the Annual Reports and the Prospectuses in a letter dated December 22, 2016, which was filed via EDGAR correspondence.

On December 22, 2016, the Staff Reviewer orally provided a supplemental comment regarding the Annual Reports during a follow-up telephone conversation with Ms. Clinton. The Staff Reviewer requested that the response to the supplemental comment be provided via EDGAR correspondence. Accordingly, the Staff Reviewer’s supplemental comment is set forth below, along with the Registrants’ response.

Comment:	In connection with the amendments to Topic 946 in FASB Accounting Standards Update No. 2013-08 (June 2013), please include, in future annual report filings, a statement that the Registrants are investment companies that follow the accounting and reporting guidance in Topic 946.

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Response:	The Registrants confirm that, in future annual report filings, they will include a statement that they are investment companies that follow the accounting and reporting guidance in Topic 946, as described in FASB Accounting Standards Update No. 2013-08.

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Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Kevin Michel, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP